Exhibit 99.8

CABLE & WIRELESS SELLS DOMESTIC BUSINESS IN GERMANY TO ARQUES

Cable & Wireless completes a further step in its refocussing plan in Europe

Cable & Wireless, the global telecommunications group, today (18 June 2003) announced it has completed a transaction to sell parts of its domestic business in Germany to Arques (Schweiz) AG, a private equity company focussing on investments in special situations such as corporate turnarounds. The Arques group holds a significant stake in Versatel Deutschland Holding, one of the largest fixed network operators in Germany, headquartered in Stuttgart.

The disposal is part of Cable & Wireless’ strategy to focus its activities on multinational enterprises and service providers in continental Europe and to withdraw from providing domestic only services. Cable & Wireless retains offices in Munich, Düsseldorf, Frankfurt and Hamburg and its data centre in Munich as well as network and operations in Germany to serve strategic customers with a full portfolio of end-to-end business information and communications solutions. All voice, data and IP (internet protocol) services for this strategic customer base will be unaffected by this disposal. In addition, Cable & Wireless will work closely with Arques to ensure a seamless service to the business customers affected by the transaction.

“This disposal is the latest in our divestment programme to achieve a responsible exit from the domestic business in continental Europe. This is about allowing us to focus on providing services to our core customers,” said Robert Drolet, CEO continental Europe, Cable & Wireless. “We look forward to a close working relationship with Arques and to ensuring a smooth transition for customers and employees.”

The disposal of parts of the German business follows sales of Cable & Wireless’ domestic businesses in Belgium, Sweden, the Netherlands, Switzerland and Italy. The value of the net assets of the German business being sold is approximately Euro 2m. Other transactions are contemplated to complete the withdrawal from non-core activities announced in November 2002.

Within continental Europe, Cable & Wireless is focused on serving multinational enterprises and service providers, such as Heinz, Royal Dutch Shell, Diesel and Vodafone, providing IP, data and wholesale voice services on an international basis. Cable & Wireless also supplies IP transit to major telecommunications operators in virtually every European country, including nearly two thirds of European incumbents.

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About Cable & Wireless

Cable & Wireless is one of the world's leading international communications companies. It provides voice, data and IP (Internet Protocol) services to business and residential customers, as well as services to other telecoms carriers, mobile operators and providers of content, applications and internet services.

Cable & Wireless’ principal operations are in the United Kingdom, continental Europe, the United States, Japan, the Caribbean, Panama, the Middle East and Macau.

This announcement contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. See those which appear, or are referred to, in the cautionary statements section on page 3 of Cable & Wireless’ Form 20-F for financial year 2002.

About Arques (Schweiz) AG

Arques (Schweiz) AG is a leading private equity investor focussing on special situation transactions. Special situations include turnarounds, insolvencies, corporate restructurings and family business succession. Over the last 12 years, the Arques-management has conducted over 30 successful transactions in Germany, Austria and Switzerland.

Contacts:
Peter Eustace, Cable & Wireless: +44 (0)20 7315 4495
Nicola Porter, Cable & Wireless: +44 (0)20 7315 4031
Ursula Kafka, Kafka Kommunikation: +49 (0)8152 999 840
Dr. Rudolf Boos, Arques. (Schweiz) AG: +41 41 7693 101